THIRD AMENDED AND RESTATED OPERATING AGREEMENT
FOR
UNITY VIBRATION LIVING KOMBUCHA TEA, LLC

A Michigan Limited Liability Company

This Operating Agreement is made as of ____ September 26th, 2017, between Unity Vibration Living Kombucha Tea, LLC, a Michigan limited liability company (the "Company") and Tarek Kanaan, Rachel Kanaan, Yehuda Bechar, Tim Redman, Doris Filisko, Andy Filisko, Peter Keene, K. Michael Joseph, Daniel Sternberg, Dawn White, Jeff Basch, Jason Eddleston (individually, a "Member" and collectively, the "Members") who agree as follows.

RECITALS

Tarek Kanaan and Rachel Kanaan formed the Company on September 22, 2009 and adopted an Operating Agreement for the Company on August 13, 2010. Tarek Kanaan and Rachel Kanaan were joined by Yehuda Bechar by the terms stated in the Amended and Restated Operating Agreement effective date 5/31/2011, and by Cynthia Greene (transferred shares to K. Michael Joseph), Andy Filisko, Doris Filisko and Peter Keene. Prior to the 5/31/2011 Amended and Restated Operating Agreement, Tarek Kanaan and Rachel Kanaan were the sole Members of the Company. Daniel Sternberg invested in the Company in February, 2014 on the condition that the Operating Agreement for the Company was restated and amended. Tim Redman, Dawn White, Jeff Basch and Jason Eddleston have since joined as members.

The Members, desiring to add certain provisions and provide for the creation of non-voting membership shares of the Company, do hereby amend and restate the Operating Agreement for the Company as provided in this Agreement.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I

ORGANIZATION

    1.1   <u>Formation</u>. The Company has been organized as a Michigan Limited Liability Company under the Michigan Limited Liability Company Act, 1993 PA 23 as amended, (the "Act") by the filing of Articles of Organization ("the Articles") with the State of Michigan Department of Licensing and Regulatory Affairs as required by the Act.

    1.2   <u>Name</u>. The name of the Company is Unity Vibration Living Kombucha Tea, LLC. The Company may also conduct its business under one or more assumed names.

    1.3   <u>Purposes</u>. The purposes of the Company are to engage in any activity for which limited liability companies may be formed under the Act including, without limitation, the production and sale of kombucha tea and beer in multiple flavors and any related endeavors.

1.4   Duration. The duration of the Company shall be perpetual or until the Company dissolves and its affairs are wound up in accordance with the Act or this Operating Agreement.

1.5   Registered Office and Resident Agent. The Registered Office and Resident Agent of the Company shall be as designated in the Articles. The Registered Office and/or Resident Agent may be changed from time to time. Any such change shall be made in accordance with the Act. If the Resident Agent resigns, the Company shall promptly appoint a successor.

1.6   Intention for Company. The Members have formed the Company as a limited liability company under the Act. The Members specifically intend and agree that the Company not be a partnership (including, a limited partnership) or any other venture, but a limited liability company under and pursuant to the Act. No Member or Manager shall be construed to be a partner in the Company or a partner of any other Member, Manager or person, and the Articles, this Operating Agreement and the relationships created thereby and arising therefrom shall not be construed to suggest otherwise.

ARTICLE II

BOOKS, RECORDS AND ACCOUNTING

2.1   Books and Records. The Company shall maintain complete and accurate books and records of the Company's business and affairs as required by the Act and such books and records shall be kept at the Company's Registered Office.

2.2   Fiscal Year Accounting. The Company's fiscal year shall be the calendar year. The particular accounting methods and principles to be followed by the Company shall be selected by the Members from time to time.

2.3   Reports. The Company shall provide reports concerning the financial condition and results of operation of the Company and the Capital Accounts of the Members to the Members in the time, manner and form as the Members determine by vote. Such reports shall be provided at least annually as soon as practicable after the end of each calendar year and shall include a statement of each Member's share of profits and other items of income, gain, loss, deduction and credit. Unless otherwise agreed by Member's vote, the Company's annual federal income tax return shall suffice as the annual financial report of the Company. All Members shall have equal access to the accounting and business records of the Company and they may review those records from time to time, for reasonable business purposes.

2.4   Member's Accounts. The Company shall maintain a separate Capital Account for each Member. Each Member's Capital Account shall reflect the Member's capital contributions and increases for the Member's share of any net income or gain of the Company. Each Member's Capital Account shall also reflect decreases for distributions made to the Member and the Member's share of any of the Company's losses and any capital reductions and any other adjustments required by federal tax law and regulations.

ARTICLE III

CAPITAL CONTRIBUTIONS AND CONTINUED MEMBERSHIP

3.1   Capital Contributions.

a.   Membership Interests in the Company shall be evidenced by Units in the Company. There shall be two classes of shares, designated as "Class A Units" and "Class B Units." As of the effective date of this Amended and Restated Operating Agreement, the Members own the Units indicated below:

	"CLASS A" UNITS	"CLASS B" UNITS
Tarek Kanaan	311.7	-
Rachel Kanaan	311.7	-
Yehuda Bechar	148.5	-
K. Michael Joseph (from C.G.)	39.6	-
Doris Filisko	19.8	-
Andy Filisko	9.9	-
Peter Keen	85.9	-
Daniel Sternberg	19.8	-
T. Redman	9.9	-
D. White	9.9	-
J. Basch	3.3	-
Jason Eddleston (from RK&TK)	30.0	-
Great Lakes Growthworks		15
TOTAL:	1,000.0	1,015.0

b.   Any additional Member (other than an assignee of a Membership Interest who has been admitted as a Member) shall make the capital contribution set forth in an Admission Agreement.

c.   No interest shall accrue on any capital contribution.

3.2   Additional Contributions. In addition to the initial capital contributions, the

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Members owning Class A Units may determine from time to time by unanimous consent of all such Members (those owning Class A Units) that additional capital contributions are needed to enable the Company to conduct its business and affairs. Written notice of any such determination shall be given to all such Members at least ten (10) business days before the date on which the additional contributions are due. The notice (or the prior request for consent) shall describe in reasonable detail the purposes and uses of such additional capital, the amounts of additional capital required, and the date by which payment of the additional capital is due. Each such Member shall be obligated to make any such additional capital contribution to the Company. Additionally, each such Member shall have the right to contribute sufficient capital to the Company to maintain the proportion of the number of Units owned by such Member in relation to the total number of Units owned by all of the Members as determined prior to the time of such additional capital contribution. Such a determination shall not affect the owners of Class B Units.

3.3 Failure to Contribute. If any Member owning Class A Units fails to make a capital contribution when required, one or more of the remaining Members may elect to contribute the amount of such required capital themselves. The Members who make such contributions shall be entitled to treat these amounts as an extension of credit to the Company and to such defaulting Member, payable upon demand, with interest accruing on the extension at the rate of seven percent (7%) per annum until paid.

3.4 Return of Capital. No Member shall be liable for a return of any capital contribution (or any portion thereof) of any other Member, it being expressly understood that any such return shall be made solely from the assets of the Company. No Member shall be required to pay to the Company or to any other Member or Person any deficit in such Member's Capital Account upon dissolution of the Company or otherwise and no Member shall be entitled to withdraw any part of the Member's Capital Account, to receive interest on such Capital Account or to receive any distributions from the Company, except as expressly under the Act as then in effect. Notwithstanding the preceding, if a distribution to a Member owning Class A Units would be permitted under the Act but not under this Agreement, this Agreement shall govern. Distributions to Members owning Class B Units shall be made according to each such Member's Admission Agreement unless modified in writing and signed by both parties.

3.5 Liability. Except as otherwise provided by the Act, the acts, debts or obligations of the Company, whether arising in contract, tort or otherwise, shall be solely the debts or obligations of the Company and no Member or Manager shall be obligated personally for any such debt, act or obligation of the Company solely by reason of being a Member of the Company. Except as otherwise required by law, a Member, in its capacity as such, shall have no liability in excess of (i) the amount of its initial Capital Contributions, (ii) its obligation to make other payments expressly provided for in this Agreement, and (iii) the amount of any distributions wrongfully distributed to it.

3.6 Withdrawal Prohibited. A Member may withdraw from the Company only with the unanimous written consent of all of Members owning Class A Units. A Member whose withdrawal has been approved shall sell to the Company his/her Membership

Interest and the Company shall purchase the Membership Interest as agreed upon by the Members or at book value, as of the date the withdrawal was approved. Book value means the value of the Company's total assets minus intangible assets and total liabilities.

ARTICLE IV

ALLOCATIONS AND DISTRIBUTIONS

4.1   Allocations. Except as may be required by the Internal Revenue Code of 1986 as amended, applicable tax regulations or this Operating Agreement, the Company's net profits, net losses, and other items of income, gain, loss, deduction and credit shall be allocated among the Members in accordance with each Member's Membership Interest.

4.2   Distributions.

    a. Class A Units.

        i. The Company shall distribute to Members holding Class A Units a portion of any net operating profit (defined below) of the Company at times and in amounts as determined by vote of such Members. The Term "net operating profit" shall mean the gross receipts of the Company from the sale of products or the provision of services during the period being measured, less reasonable operating expenses incurred by the Company in conducting its business during that same period, not including depreciation, amortization and other non-cash expenses, but including non-deductible cash expenditures, such as capital expenditures and the repayment of the principal portion of debt incurred by the Company. Operating expenses may include compensation paid by the Company to Tarek Kanaan and/or Rachel Kanaan for services provided by them to the Company that is no greater than 20% of the gross receipts of the Company (total for both of them) during the period being measured. The Company will determine its net operating profit within a reasonable period after the end of each calendar quarter.

        ii. In addition to the distributions required under Section 4.2.a above, the Members holding Class A Units may by unanimous consent make distributions to themselves from time to time. Distributions may be made from the Company's net operating profit or from the proceeds of refinancing or selling some or all of the assets of the Company. Distributions may be made only after the Members determine in their reasonable judgment that the Company has cash on hand exceeding the Company's current and anticipated needs (including, operating expenses, debt service, acquisitions, reserves and mandatory distributions, if any). Unless the Members otherwise agree by unanimous written consent, such distributions shall be made to the Members in accordance with each Member's Membership Interest. Distributions of liquidation proceeds shall be made in accordance with the Members' respective capital accounts and applicable federal tax regulations. Distributions shall be in cash or property, or both, as the Members determine. No distribution shall be declared or made if, after giving it effect: (a) the Company would not be able to pay its debts as they become due in the usual course of business or (b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy on dissolution the preferential rights of other Members that are superior to the rights of the Members receiving the distribution.

b. Class B Units. The Company shall make distributions to each Member owning Class B Units according to that individual Member's Admission Agreement. Any change to the distribution as stated in the Admission Agreement requires a vote of the Company.

4.3   Compliance With Section 704(b) of the Code. The provisions of this Article IV as they relate to the maintenance of Capital Accounts are intended, and shall be construed, and, if necessary, modified to cause the allocation of profits, losses, income, gain and credit under this Agreement to have substantial economic effect under the regulations promulgated under §704(b) of the Internal Revenue Code, in light of the distributions and capital contributions made pursuant to this Agreement.

ARTICLE V

DISPOSITION OF MEMBERSHIP INTERESTS

5.1   General. Every sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other disposition of any Membership Interest shall be made only in compliance with this Article. No Membership Interest shall be disposed of if: (a) the disposition would cause a termination of the Company under the Internal Revenue Code of 1986, as amended; (b) the disposition would not comply with all applicable state and federal securities laws and regulations; and (c) the assignee of the Membership Interest fails to provide the Company with the information and agreements that the Company may require in connection with such a disposition. Any attempted disposition of a Membership Interest in violation of this Article is void. The Company's independent accountant shall use the interim closing of the books method of accounting in determining the allocations to the assignor and assignee of a Membership Interest for the year in which such an assignment occurs.

5.2   Permitted Dispositions. Subject to the provisions of this Article, a Member may assign that Member's Membership Interest in the Company in whole or in part. The assignment of a membership interest does not itself entitle the assignee to participate in the management and affairs of the Company or to become a Member. Such assignee is only entitled to receive, to the extent assigned, the distributions and allocations to which the assigning Member would otherwise be entitled.

5.3 <u>Admission of Substitute Members</u>. An assignee or purchaser of a Membership Interest shall be admitted as a substitute Member (or as an additional Member in the case of assignment in part) and shall be entitled to all the rights and powers of the assignor only upon the unanimous vote of the Members entitled to vote. The new Member must execute an Admission Agreement agreeing to be bound by the terms of this Agreement. If admitted, the substitute Member has, to the extent assigned, all of the rights and powers, restrictions, and liabilities of a Member.

ARTICLE VI

MEETINGS OF MEMBERS, VOTING & CONSENT

6.1 <u>Voting</u>.

    a. All Members with 10% or greater Membership Interest of Class A Units of the Company shall be entitled to vote on any matter submitted to a vote of the Members. The 10% Membership Interest test is measured without regard to any Class B Units owned by a Member. Members owning Class B Units shall not be entitled to vote unless such Member also holds a 10% or greater Membership Interest of Class A units of the Company.

    b. Members entitled to vote shall have the right to vote on all of the following: (a) the dissolution of the Company pursuant to this Operating Agreement; (b) the merger of the Company; (c) an amendment to the Articles; (d) a transaction with the Company or a transaction connected with the conduct or winding up of the Company in which a Member has a direct or indirect interest or any personal use of property of the Company by a Member; and (e) the sale, exchange, lease, or other transfer of all or substantially all of the Company's assets other than in the ordinary course of business.

6.2 <u>Required Vote</u>.

    a. The Members may take the following actions only with the affirmative vote of Members collectively holding at least 70% of the Membership Interests:

        i. Any amendment to the Articles of Organization of the Company;

        ii. Any increase in the compensation payable by the Company to a Member or to a Member of that person's immediate family above the amounts specified in Section 4.2(a);

   iii.   The sale of a substantial portion of the assets or the business of the Company;

   iv.   The admission of a new Member to the Company with a Membership Interest exceeding 5% of Class A Units of the Company;

   v.   The creation and issuance of new Membership Interest Units in the Company to any person, including a Member.

   vi.   Causing the Company to borrow money from any lender or to grant a security interest in any asset of the Company to any third party. The incurrence by the Company of trade debt in the ordinary course of its business will not be a violation of this subsection.

   b.   In all other respects, except as otherwise provided in this Agreement, the vote of a majority in interest of the Members shall be required to approve a matter submitted to the Members for a vote.

6.3   Meetings. An annual meeting of Members for the transaction of such business as may properly come before the meeting may, but need not, be held at such place, date, and time as the Members shall determine. Special meetings of Members for any proper purpose or purposes may be called at any time by any Member. The Company shall deliver or mail written notice stating the date, time, place and purpose(s) of any meeting to each Member entitled to vote at the meeting. The notice shall be given not less than ten (10) nor more than sixty (60) days before the meeting date. All meetings of Members shall be presided over by a Chairperson, designated by the Members from amongst themselves.

6.4   Consent. Any action required or permitted to be taken at an annual or special meeting of the Members may be taken by consent or approval without a meeting and without prior notice. The consent or approval must be in writing, set forth the action so taken and be signed by the Members having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all membership interests entitled to vote on the action were present and voted. Every written consent or approval shall also bear the date on which each Member who signs the consent. Prompt notice of the taking of action without a meeting by less than unanimous written consent of the Members entitled to vote shall be given to all such Members who did not consent to or approve the action.

ARTICLE VII

MANAGEMENT

7.1   Management of Business. The Company shall be managed by the Members. Subject to the voting restrictions set forth in Section 6.2, the day to day business operations of the Company shall be managed by Tarek Kanaan and Rachel Kanaan, who shall consult with Yehuda Bechar and/or other Members on matters related to the business of the Company at such times as they determine necessary or appropriate to the conduct of that business. Tarek Kanaan and Rachel Kanaan shall promptly respond to any inquiries from the Members regarding the business or the finances or any other matter pertaining to the Company.

7.2   Standard of Care; Liability. Every Member shall discharge his or her duties as a manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Member reasonably believes to be in the best interests of the Company. A Member shall not be liable for any monetary damages to the Company for any breach of such duties except for (a) receipt of a financial benefit to which the Member is not entitled; (b) voting for or assenting to a distribution to Members in violation of this Operating Agreement or the Act; or (c) a knowing violation of the law.

ARTICLE VIII

EXCULPATION OF LIABILITY; INDEMNIFICATION

8.1   Exculpation of Liability. Unless otherwise provided by law or expressly assumed, a person who is a Member, shall not be liable for the acts, debts or liabilities of the Company.

8.2   Indemnification. Except as otherwise provided in this Article, the Company shall indemnify any Member and may indemnify any employee or agent of the Company who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding (whether civil, criminal, administrative, or investigative and whether formal or informal) other than an action by or in the right of the Company, where such person is a party because such person is or was a Member, employee, or agent of the Company. The Company shall indemnify such Member, employee, or agent against expenses, including attorney fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding. The Company shall indemnify such Member, employee or agent if the person acted in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner that the person reasonably believed to be in the best interests of the Company. With respect to a criminal action or proceeding, the person must have had no reasonable cause to believe such person's conduct was unlawful. To the extent that a Member, employee, or agent of the Company has been successful on the merits or otherwise in defense of an action, suit or proceeding or in defense of any claim, issue, or other matter in the action, suit, or proceeding, such person shall be indemnified against actual and reasonable expenses, including attorneys fees, incurred by such person in connection with the action, suit, or proceeding and any action, suit or proceeding brought to enforce the mandatory indemnification. Unless ordered by a court, any indemnification permitted under this Article shall be made by the Company only as the Company authorizes in the specific case after (a) determining that the indemnification is proper under the circumstances because the person to be indemnified has met the applicable standard of conduct and (b) evaluating the reasonableness of the expenses and of the amounts paid in settlement. This determination and evaluation shall be made by a majority vote of the Members who are not parties or threatened to be made parties to the action, suit or proceeding. However, no indemnification shall be provided to any Member, employee, or agent of the Company for or in connection with (a) the receipt of a financial benefit to which the person is not entitled; (b) voting for or assenting to a distribution to Members in violation of this Operating Agreement or the Act; or (c) a knowing violation of law.

ARTICLE IX

DISSOLUTION AND WINDING UP

9.1   Continuity of Life - Continuation of Company after Disassociation. Notwithstanding the death, permitted withdrawal, expulsion, bankruptcy, or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company, the Company's business and affairs shall continue and shall not be dissolved or terminated. If a Member who is an individual dies or a court of competent jurisdiction adjudges such Member to be incompetent to manage his/her person or property, that Members' executor, administrator, guardian, conservator or other legal representative may exercise all of the Members' rights for the purpose of settling such person's estate or administering such person's property including giving the consent required by this Operating Agreement or the Act for an heir, trustee or successor to be admitted as a substitute Member. In the event of the death, withdrawal, expulsion, bankruptcy or dissolution of a Member, the Company shall purchase and the holder shall sell the disassociating Member's Membership Interest in the Company at a price agreed upon by all of the Members within 45 days after the occurrence of the event that requires the purchase of the disassociating Member's Membership Interest in the Company. If the Members cannot agree on the purchase price of a disassociating Member's Membership Interest in the Company within that time frame, then the value of the Company shall be determined by the independent accountant for the Company, using such valuation principles as he/she determines to be appropriate. The Company will be valued as a going concern, without applying discounts for illiquidity, lack of marketability or the fact that a minority interest in the Company will be purchased. The determination of the accountant will be final and binding on the parties. The Company will pay the purchase price in quarterly installments, with interest at the lowest rate allowed by federal tax law on the date the purchase is closed, payable over no more than four years. The parties will close that purchase and sale transaction within 90 days after the date on which an event that requires the purchase of the disassociating Member's Membership Interest in the Company occurs, or if later, within five (5) business days after the date on which the purchase price of the disassociating Member's Membership Interest in the Company is determined.

9.2   Dissolution. The Company shall dissolve and its affairs shall be wound up on the first to occur of only the following events: (a) on the unanimous consent of all the Members; or (b) the entry of a court order requiring dissolution of the Company.

9.3   Winding Up. On dissolution, the Company shall cease carrying on its business and affairs and shall begin winding them up. The Company shall complete the winding up as soon as practicable. Upon the winding up of the Company, its assets shall be distributed first to creditors, the CEED loan for any remaining balance the first being paid, to the extent permitted by law, in satisfaction of Company debts, liabilities and obligations and then to Members and former Members. Distributions to Members upon dissolution shall be made first to satisfy liabilities for distributions and then in accordance with the Members' capital account balances. The proceeds shall be paid to the Members within ninety (90) days after the date of winding up.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.1   Terms. Nouns and pronouns will be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the person or persons, firm, or corporation may in the context require.

10.2   Article Headings. The Article headings contained in this Operating Agreement have been inserted only as a matter of convenience and for reference, and in no way shall be construed to define, limit or describe the scope or intent of any provision of this Operating Agreement.

10.3   Counterparts. This Operating Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same.

10.4   Entire Agreement. This Operating Agreement constitutes the entire agreement among the parties and contains all of the agreements between the parties with respect to the subject matter. This Operating Agreement supersedes any and all other agreements, either oral or written, between said parties with respect to the subject matter hereof, including without limitation, the Operating Agreement, dated August 13, 2010.

10.6   Severability. The invalidity or unenforceability of any provision of this Operating Agreement shall not affect the other provisions hereof, and this Operating Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

10.7   Amendment. This Operating Agreement may be amended or revoked at any time by a written agreement by all of the parties. No change or modification to this Operating Agreement shall be valid unless in writing and signed by all of the parties to this Operating Agreement.

10.8   Notices. Any notice permitted or required under this Operating Agreement shall be conveyed to the recipient at his last known address and will be deemed to have been given when deposited in the United States mail, postage paid, or when delivered in person, or by courier or by facsimile transmission.

10.9 <u>Binding Effect</u>. Subject to the provisions of this Operating Agreement relating to transferability, this Operating Agreement shall be binding on and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.

10.10 <u>Governing Law</u>. This Operating Agreement is being executed and delivered in the State of Michigan and shall be governed by, construed and enforced in accordance with the laws of the State of Michigan.

The parties have executed this Operating Agreement on the dates set below their names, to be effective on the date listed on the first page of this Operating Agreement.

THE COMPANY

Unity Vibration Living Kombucha Tea, LLC

By: _____
        Rachel Kanaan
        Member

MEMBERS:

Tarek Kanaan	Andy Filisko
Rachel Kanaan	Doris Filisko
Yehuda Bechar	Peter Benjamin Keen
K. Michael Joseph	Daniel Sternberg
Jason Eddleston	Jeff Basch
Dawn White	Tim Redmond

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
THIRD AMENDED AND RESTATED OPERATING AGREEMENT

this Operating Agreement.

    10.8   Notices.   Any notice permitted or required under this Operating Agreement shall be conveyed to the recipient at his last known address and will be deemed to have been given when deposited in the United States mail, postage paid, or when delivered in person, or by courier or by facsimile transmission.

    10.9   Binding Effect. Subject to the provisions of this Operating Agreement relating to transferability, this Operating Agreement shall be binding on and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.

    10.10 Governing Law.   This Operating Agreement is being executed and delivered in the State of Michigan and shall be governed by, construed and enforced in accordance with the laws of the State of Michigan.

    The parties have executed this Operating Agreement on the dates set below their names, to be effective on the date listed on the first page of this Operating Agreement.

THE COMPANY

Unity Vibration Living Kombucha Tea, LLC

By: _____
       Tarek Kanaan
       Member

MEMBERS:

_____
Tarek Kanaan

_____
Rachel Kanaan

_____
Yehuda Bechar

_____
Cynthia Greene

_____
Andy Filisko

_____
Doris Filisko

_____
Peter Benjamin Keen

_____
Daniel Sternberg

10.9 <u>Binding Effect</u>. Subject to the provisions of this Operating Agreement relating to transferability, this Operating Agreement shall be binding on and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.

10.10 <u>Governing Law</u>. This Operating Agreement is being executed and delivered in the State of Michigan and shall be governed by, construed and enforced in accordance with the laws of the State of Michigan.

The parties have executed this Operating Agreement on the dates set below their names, to be effective on the date listed on the first page of this Operating Agreement.

THE COMPANY

Unity Vibration Living Kombucha Tea, LLC

By: _____
      Tarek Kanaan
      Member

MEMBERS:

_____	_____
Tarek Kanaan	Andy Filisko
_____	_____
Rachel Kanaan	Doris Filisko
_____	_____
Yehuda Bechar	Peter Benjamin Keen
_____	_____
Cynthia Greene	Daniel Sternberg

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
THIRD AMENDED AND RESTATED OPERATING AGREEMENT

this Operating Agreement.

10.8 Notices. Any notice permitted or required under this Operating Agreement shall be conveyed to the recipient at his last known address and will be deemed to have been given when deposited in the United States mail, postage paid, or when delivered in person, or by courier or by facsimile transmission.

10.9 Binding Effect. Subject to the provisions of this Operating Agreement relating to transferability, this Operating Agreement shall be binding on and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.

10.10 Governing Law. This Operating Agreement is being executed and delivered in the State of Michigan and shall be governed by, construed and enforced in accordance with the laws of the State of Michigan.

The parties have executed this Operating Agreement on the dates set below their names, to be effective on the date listed on the first page of this Operating Agreement.

THE COMPANY

Unity Vibration Living Kombucha Tea, LLC

By: ______________________
Tarek Kanaan
Member

MEMBERS:

______________________ Tarek Kanaan	______________________ Andy Filisko
______________________ Rachel Kanaan	______________________ Doris Filisko
______________________ Yehuda Bechar	______________________ Peter Benjamin Keen
______________________ Cynthia Greene	______________________ Daniel Sternberg
______________________ Jason Eddleston	

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10.8 Notices. Any notice permitted or required under this Operating Agreement shall be conveyed to the recipient at his last known address and will be deemed to have been given when deposited in the United States mail, postage paid, or when delivered in person, or by courier or by facsimile transmission.

10.9 Binding Effect. Subject to the provisions of this Operating Agreement relating to transferability, this Operating Agreement shall be binding on and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.

10.10 Governing Law. This Operating Agreement is being executed and delivered in the State of Michigan and shall be governed by, construed and enforced in accordance with the laws of the State of Michigan.

The parties have executed this Operating Agreement on the dates set below their names, to be effective on the date listed on the first page of this Operating Agreement.

THE COMPANY

Unity Vibration Living Kombucha Tea, LLC

By: ______________________________
Tarek Kanaan
Member

MEMBERS:

______________________ Tarek Kanaan	______________________ Andy Filisko
______________________ Rachel Kanaan	______________________ Doris Filisko
______________________ Yehuda Bechar	Peter Benjamin Keen (signature) Peter Benjamin Keen
______________________ Cynthia Greene	______________________ Daniel Sternberg



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10.9 <u>Binding Effect</u>. Subject to the provisions of this Operating Agreement relating to transferability, this Operating Agreement shall be binding on and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.

10.10 <u>Governing Law</u>. This Operating Agreement is being executed and delivered in the State of Michigan and shall be governed by, construed and enforced in accordance with the laws of the State of Michigan.

The parties have executed this Operating Agreement on the dates set below their names, to be effective on the date listed on the first page of this Operating Agreement.

THE COMPANY

Unity Vibration Living Kombucha Tea, LLC

By: _____
          Tarek Kanaan
          Member

MEMBERS:

_____ Tarek Kanaan	_____ Andy Filisko
_____ Rachel Kanaan	_____ Doris Filisko
_____ Yehuda Bechar	_____ Peter Benjamin Keen
_____ Cynthia Greene	_____ Daniel Sternberg

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